Description of Business
The details contained in this offering circular relating to the Ethereum Blockchain, art, wine and whisky industries are taken from third-party sources that the Company believes to be reliable and the Company believes that the information from such sources contained herein are reasonable, and that the factual information therein is fair and accurate.
Overview
We were formed as a Delaware limited liability company in May 2021, by Blackchip Holdings to facilitate an investment in the Painting by Marcel Dyf. We are a manager-managed limited liability company. Upon our formation, Blackchip Holdings was issued membership interests of the Company representing 100% of our membership interests. Blackchip Technologies currently holds 20 Class A share tokens of the Painting. Our affiliate Blackchip Holdings had sourced and provided capital outlay to purchase the Painting. As of the initial closing of the offering, we will enter into the administrative agreement with Blackchip Technologies, to which they will provide administrative services for the Painting and our business.
Our Business
Blackchip believes that alternative assets have been a fundamental reason for the accumulation of wealth. However, rare assets are expensive leaving large barriers of entry into these markets. Investors typically have very little access to alternative investments, however at Blackchip we aim to solve that. We want to revolutionize the way investors diversify their portfolios. Rare artwork, wine and whisky assets that have historically outperformed the stock market and with the help of Blackchip in the marketplace, we can make purchasing ownership shares of these rare assets more accessible to everyone. Leveraging cryptocurrency, we can create a market for high volume of transactions and in an environment where investors can easily buy, sell or trade their shares. As the world enters a new age of digital currency, Blackchip will emerge as one of the most unique alternative asset platforms.
Our objective is to become the leading marketplace for investing in rare assets which offer our investors the potential for substantial returns. All users of the Blackchip Platform will have the opportunities to engage with the artwork, wine and whisky along with their respective artist, Chateau or distillery. Owning a portfolio of unique appreciating tangible assets provides a feeling that owning a stock simply cannot.
The Blackchip Platform will allow users access to ownership interests in appreciating portfolios or artworks, rare wine and whisky. The Class A share tokens of the Painting are fractionalized into crypto tokens known as "ERC20 Tokens." Each token represents a share of the beneficial interest of the Painting by Marcel Dyf which can traded instantly via the Blackchip Platform. All tokens of artwork, wine or whisky are secure blockchain tokens, compliant with the Ethereum ERC20 standard. The ERC20 is a standard protocol which defines the rules & workings of the tokens on the Ethereum Blockchain Network. The functions implemented in the ERC20 structure allows for tokens to be both unique & standardized. Tokenizing assets help investors enjoy the safety of the Ethereum protocol & the convenience of storing them on any of the popular crypto wallets.
Asset Acquisition
Blackchip Holdings acts as an asset agent for our Company in which it sources and privately negotiates the purchase of the asset from the Private Seller/Auction or otherwise mentioned resource as stipulated in the Offering Documents. In accordance with the agreement set forth by us and Blackchip Holdings, the fees associated with all sourcing services and capital outlay are detailed in section "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS."
Asset Selection Process
It is our objective to acquire a diverse collection of top tier and unique post-war, contemporary art, rare vintage wine and limited-edition whisky sourced directly from private collectors or from the Chateau and distillery themselves. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to manage that will provide continued value appreciation and to enable respectful enjoyment and utilization by the investors and future owners of the sales.
Through our network of artists, galleries, collectors, and members of our independent Advisory team, we will build a portfolio of compelling opportunities in the rare asset market, with the intent of driving returns for investors who own the applicable asset. Our heavily researched market approach will help us study and identify the latest trends in the market to find assets in which we believe will not only resonate with tech friendly investors but will provide a significant return . We will consider factors such as rarity, significance, historical prices, originality, value, condition, and social trends when deciding whether to acquire an asset. We look forward to maintaining an ongoing list of investment opportunities and a database of interesting news relating to market trends and updates across the various assets categories.
We will consider the growth potential, historical significance, ownership history, past valuation of the asset and comparable assets. Our diligence process will include a review of public auction data, opinions from art advisors in our network, precedent and comparable transactions, among other metrics.
Once we acquire the asset, it will be insured and then transported and warehoused in a climate-controlled, highly secure location. During our hold period which is ideally framed to be 2-7 years, we will monitor increases in market value and keep investors notified of any portfolio updates. In some instances, the asset may be loaned to museums or other interested parties for fees that will then be distributed to investors.
Market Opportunity
We believe the overall investment environment is exceedingly interesting for new investors and favorable for high performing alternative asset classes. With volatility striking traditional asset classes such as stocks, investors are looking for a safer alternative. One of which that is also incorporating the new age of digital currency. On our blockchain-based platform, investors will be able to leverage all the advantages that come with it. Blockchain transforms the way digital asset data is collected, validated, updated and maintained. It provides a single source of truth that eliminates the need for data reconciliation creating full transparency for the investor. We understand that investors seek opportunity to participate in ownership of assets that they otherwise wouldn't have exposure to, and we aim to bridge that gap.
Artwork
According to the Art & Finance Report 2019 by Deloitte and The Art Basel and UBS Global Art Market Report 2019 by UBS Global reflect the global private art market to be $1.7 Trillion with $64.1 in Global Sales. Despite its size, the art market is complex and largely undocumented. Unlike traditional asset classes such as equities or fixed income, there is a lack of transparency due to the limited publicly available data as most art transactions occur privately. We believe there is an opportunity to use our platform to make the market more liquid and transparent for all investors. Using Blockchain, we can transform the way asset data is collected, validated, updated and maintained. Additionally, according to Artprice100, a 'blue-chip' Art Market Index compiled of the Top 100 performing artists shows since its launch in 00' the index has reflected the art market has outperformed the S&P 500 by more than 250% from Jan 00' to Dec 18'. We believe that the art market presents itself with incredible opportunity for growth and advancement of the industry.
Wine
According to Fortune Business Insights, the global wine market value is $364.3B with a projected market value of $444.9B by 2027. With an average annual return of 12% as reported by Liv-ex Fine Wine, wine has proven itself as a top investment class. Live-ex Index represents the 1000 most traded wines globally. Throughout history the wine industry has not only flourished but has been a major part of the global economy. Although all wine comes from grapes, not all wine is created equal. The value of rare wine is broken out into three major indicators (i.e. Scarcity, Vineyard and Vintage) which will drive value over the course of its life. Having the perfect balance of availability, prestige and age will give the wine high demand. Additionally, the wine market has very little correlation with stock market downturns. According to the Live-ex Index, during the global scale impact of the COVID-19 virus, the months of January 1st to March 31st the 1,000 most traded wines fell about 4% while the S&P 500 fell more than 23%. Wine has proven itself to be a top investment class with low volatility.
Whisky
According to the Knight Frank Research 2020 Wealth Report Luxury Investment Index, the value of rare whisky increased more than 560% in the past decade. With massive interest in whisky as in investment class, the whisky market stands to benefit the most. The global whisky market is valued at $59.63B with a future market value of $86.4B by 2027. Rare whisky has not only outperformed the stock market as an investment class but in 2019 alone, the whisky market rose 40% outpacing its precious stone counterpart 'gold' which reached highs of 21%. The whisky collector?s market is growing substantially, and we have created a platform to capture that price growth. We believe that collecting and investing in valuable whisky conveys a collector?s financial savvy and great taste.
Ethereum Blockchain
The Ethereum Blockchain Network is an open-source, trustless, decentralized network of computers that use a unique coding language and blockchain technology to exchange applications for cryptocurrency tokens of value. The entire Ethereum Network works like a programmable blockchain. It uses a peer-to-peer protocol to allow users to create applications or ?smart contracts,? which they can add to the blockchain and execute by sending Ether to them. Ethereum Smart Contracts are pre-defined self-executing codes that users add to the blockchain and signal an agreement between two or more parties. They run on the Ethereum Virtual Machine (EVM), the totality of all the Ethereum nodes (computers) worldwide. When smart contract requirements are met, the code is executed without approval from a third entity. Ethereum is decentralized platform, meaning that each smart contract on it is stored on computers in multiple locations. The veridicality of these contracts is proven by the entire network and not by an all-governing authority. Ethereum is not under the control of any governmental authorities or banking institutions. The Ethereum platform is fully autonomous, and its authenticity is given by the thousands of computers and volunteers that work on it around the world.
Ethereum has a $370B market cap with projections to reach double that by end of 2021. The global crypo market is growing at a staggering rate and with Ethereum being the second largest cryptocurrency by market cap, it grows along with it. Ethereum, at its peak, has returned a massive 114,242% ROI since inception. The institutional world is now taking notice. With the likes of HSBC, Microsoft, Samsung SDS, Toyota Research Institute, Barclays, among many others have all created opportunities and found uses for Ethereum in their systems. The future of Ether is clear and will become increasingly relevant to the large business models.
Blackchip Affiliate Services
As stated in the agreement between our Company and Blackchip affiliates, Blackchip Technologies will fund our ongoing operating costs and expenses and manage all administrative services relating to our business and the Painting. In exchange for these services and as reimbursement for administrative costs, we will issue 20 Class A share tokens to Blackchip Technologies commencing on the final closing of the Offering.